NO ACT

PE 12-30-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010566

February 3, 2010

Michael P. Donaldson
Corporate Secretary
EOG Resources, Inc.
P.O. Box 4362
Houston, TX 77210-4362

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-03-2010

Re: EOG Resources, Inc.
Incoming letter dated December 30, 2009

Dear Mr. Donaldson:

This is in response to your letter dated December 30, 2009 concerning the shareholder proposal submitted to EOG by the Green Century Equity Fund; Catholic Health East; MMA Praxis Core Stock Fund; Benedictine Sisters of Mount St. Scholastica; The Sustainability Group at Loring, Wolcott & Coolidge; and Trinity Health. Our response is attached to the enclosed photocopy of your correspondence. We also have received a letter on behalf of the Green Century Equity Fund dated January 29, 2010. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sanford Lewis
P.O. Box 231
Amherst, MA 01004-0231

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy
Catholic Health East
System Office
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304

Chris C. Meyer
Stewardship Investing Research Specialist
Mennonite Mutual Aid
1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Rose Marie Stallbaumer, OSB
Treasurer
Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002

Wendy S. Holding
Portfolio Manager
The Sustainability Group at the Loring, Wolcott & Coolidge Office
230 Congress Street, 12th Floor
Boston, MA 02110

Catherine Rowan
Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462

February 3, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: EOG Resources, Inc
Incoming letter dated December 30, 2009

The proposal requests a report on the environmental impact of EOG's fracturing operations and potential policies for reducing environmental hazards from fracturing.

We are unable to concur in your view that EOG may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on the environmental impacts of EOG's operations and does not seek to micromanage the company to such a degree that we believe exclusion of the proposal would be appropriate. Accordingly, we do not believe that EOG may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SANFORD J. LEWIS, ATTORNEY

January 29, 2010

Via Email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to EOG Resources Regarding Safer Alternatives for Natural Gas Exploration and Development Submitted by Green Century Equity Fund

Ladies and Gentlemen:

Green Century Equity Fund (the "Proponent") is the beneficial owner of common stock of EOG Resources (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company. I have been asked by the Proponent to respond to the letter dated December 30, 2009, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2010 proxy statement by virtue of Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as Rule 14a-8(i)(7), it is my opinion that the Proposal must be included in the Company's 2010 proxy materials and that it is not excludable by virtue of that Rule.

A copy of this letter is being e-mailed concurrently to Michael P. Donaldson, Assistant General Counsel, EOG Resources, Inc.

Summary

The Proposal requests a report summarizing the environmental impact of the hydraulic fracturing operations of EOG and potential policies for the Company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water and soil quality from those activities.

The environmental impacts of hydraulic fracturing are a significant social policy issue confronting the industry. The concerns regarding environmental contamination of air, water, and soil have garnered growing media, civic, legislative and regulatory attention over the last three years. The issue has now ripened to the point where at least one company in this sector decided not to develop its leased areas due to environmental concerns raised by members of the public, elected officials and regulators. Accordingly, the subject matter of this resolution is focused on substantial social policy issues facing the Company, and transcends excludable ordinary business.

Public concerns about hydraulic fracturing and environmental impacts have led to attention by

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

policymakers, and an expectation that restrictive government regulation is coming for the entire sector. This is evidenced in the merger agreement between XTO Energy Inc. ("XTO Energy") (a competitor of EOG) and ExxonMobil Corp. ("ExxonMobil"), one of the largest financial transactions in this sector. In an apparently unprecedented demand, ExxonMobil ensured it can walk away from the deal if future restrictions imposed by government render hydraulic fracturing "illegal or commercially impracticable."

Further, the resolution seeks information in a summary form suitable to informing investors at the level that their interests and fiduciary duties for due diligence necessitate, and thus the resolution does not demand excess detail or otherwise micromanage the Company. The resolution is consistent with a long line of precedents seeking a similar level of disclosure of environmental impacts and policies that were found by the staff to be not excludable under Rule 14a-8(i)(7).

The Proposal

The resolved clause and supporting statement state:

> **Therefore be it resolved,**
>
> Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.
>
> **Supporting Statement**
>
> Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.

The full text of the resolution is included as Appendix 1 to this letter.

Background

As discussed in the resolution, hydraulic fracturing is a process that injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. It represents a growing portion of natural gas extraction, with an estimated 60-80% of natural gas wells drilled in the next decade expected to require the process. The use of natural gas as an energy source is also a growth industry, because it has a 50% lower carbon footprint than the competing fuel source of coal.

Environmental concerns regarding hydraulic fracturing have exploded within the last few years, as it has become increasingly apparent that this technology poses special environmental concerns. The technique involves the injection of millions of gallons of fluids into the ground, in some instances in proximity to drinking water supplies, and typically with very little public disclosure of the chemical contents of these fluids. As will be detailed further below, these growing concerns are leading to public opposition to permitting, and the likelihood of new regulatory restrictions on when, where and how hydraulic fracturing may be performed.

As a result, corporate policies for the management of environmental concerns related to hydraulic fracturing may well play a major role in determining the success or failure of the Company's efforts to maintain or expand its operations in this promising area of growth. The Proponent, as a substantial and long-term investor in EOG, is quite appropriately seeking better disclosure of the Company's policies regarding hydraulic fracturing and the environment, in order to meet its fiduciary duties to assess risks and opportunities in its portfolio. The Proponent and other investors are duly concerned about whether their investments may be undermined by Company decision-making and policy that may fall behind public and regulatory expectations for environmental protection.

EOG Resources currently engages in only the most minimal discussion of the financial risks to the Company associated with a changing regulatory scheme and the potential for environmental harm. Investors are duly concerned and seek information to assess how EOG is addressing environmental challenges, and whether the Company is effectively positioned to seize the new market opportunities associated with natural gas development.

Analysis

The Proposal raises significant social policy issues facing the Company and therefore transcends ordinary business.

The Company asserts that the resolution is excludable because its subject matter relates to the Company's ordinary business operations. However, because the resolution relates to substantial social policy issues facing the Company, the Proposal transcends excludable ordinary business under Rule 14a-8(i)(7). SEC Release 34-40,018 (May 21, 1998). The Company has not even come close to meeting its burden that it is entitled to exclude the Proposal. Rule 14a-8(g).

The Staff has explained that the general underlying policy of Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release 34-40,018 (May 21, 1998). The first central consideration upon which that policy rests is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second central consideration underlying the exclusion for matters related to the Company's ordinary business operations is "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The second consideration comes into play when a proposal involves "methods for implementing complex policies." *Id.*

A proposal cannot be excluded under Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Co.*, 958 F. 2d 416 (DC Cir. 1992), a proposal may not be excluded if it has "significant policy, economic or other implications". *Id.* at 426. Interpreting that standard, the Court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id.* at 427.

Thus, the SEC has held that "where proposals involve business matters that are mundane in nature and ***do not involve any substantial policy or other considerations***, the subparagraph may be relied upon to omit them." *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993), quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release") (emphasis added).

The SEC clarified in Exchange Act Release No. 34-40018 (May 21, 1998) ("1998 Interpretive Release") that "Ordinary Business" exclusion determinations would hinge on two factors:

<u>Subject Matter of the Proposal</u>: "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as hiring, promotion, and termination of employees, decisions on the production quality and quantity, and the retention of suppliers. However, ***proposals relating to such matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable***, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." 1998 Interpretive Release (emphasis added).

<u>"Micro-Managing" the Company</u>: The Commission indicated that shareholders, as a group, will not be in a position to make an informed judgment if the "proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* Such micro-management may occur where the proposal "seeks intricate detail, or seeks specific time-frames or methods for implementing complex policies." *Id.* However, "timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations." *Id.*

The SEC has also made it clear that under the Rule, "***the burden is on the company to demonstrate that it is entitled to exclude a proposal.***" *Id.* (emphasis added). Rule 14a-8(g).

<u>**The subject matter of the present proposal is a non-excludable social policy issue.**</u>
Recent Staff bulletins have built upon prior releases to reinforce the notion that resolutions focusing on minimizing environmental damage, as in the present resolution, are not excludable, because they address a significant social policy issue. **In Staff Legal Bulletin 14C, the staff**

noted that it would not find to be excludable resolutions relating to reducing the environmental impacts of the Company's operations. The bulletin noted:

> ...To the extent that a proposal and supporting statement focus on the company minimizing or eliminating operations that may adversely affect the environment or the public's health, we do not concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7).[1]

The current resolution follows this model. In fact, in Staff Legal Bulletin 14C, Staff used as a reference for a nonexcludable resolution *Exxon Mobil* (Mar. 18, 2005), in which the proposal sought a report on the **potential environmental damage that would result from drilling for oil and gas in protected areas and the implications of a policy of refraining from drilling in those areas**. As the Staff described it, this was permissible because it focused "on the company minimizing or eliminating operations that may adversely affect the environment." ***Like the exemplary ExxonMobil proposal, the present Proposal also focuses on reducing potential environmental damage associated with drilling for gas.***

The Company attempts to portray the current resolution as outside of the scope of permissible resolutions identified under Staff Legal Bulletin 14C, by asserting that the "Proposal does not seek to minimize or eliminate EOG's hydraulic fracturing operations, thereby implicitly recognizing that hydraulic fracturing is an integral part of the EOG's exploration and production operations". But the Proposal *does* seek to minimize the environmental impacts of these operations, consistent with SLB14C, and is of course very much in line with the *ExxonMobil* oil and gas drilling precedent cited as a nonexcludable resolution in that staff legal bulletin.

There are many other examples of resolutions addressing the environmental impacts associated with company operations which have been found permissible, and not excludable as relating to ordinary business. Numerous resolutions have addressed similarly complex environmental issues at many companies without being found to be excludable. As will be discussed further below, favorable staff precedents include *The Dow Chemical Company* (February 23, 2005) (assessment of how trends in human blood testing for chemicals may affect the company, and of how company policies will respond including phaseout plans and safer alternatives); *Pulte Homes Inc.*

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[1] The first sentence of that paragraph was the discussion of "risk evaluation":

> To the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under rule 14a-8(i)(7) as relating to an evaluation of risk.

This has since been reversed by the recent Staff Legal Bulletin 14E, which clarified that shareholders may also ask about disclosure of the financial risks, provided that the subject matter of the resolution itself relates to a "significant social policy issue."

(February 11, 2008) (policies to minimize its impact on climate change from its products and operations); *Avon Products, Inc.* (March 3, 2003) (evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in company products); *Union Camp Corporation* (February 12, 1996) (schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes); *Great Lakes Chemical Corporation* (March 24, 1992) (policy to immediately end its production and sale of halons); *The Dow Chemical Company* (February 28, 2005) (report on procedures related to potential adverse impacts associated with genetically engineered organisms including assessment of post-marketing monitoring systems, plans for removing GE seed from the ecosystem if necessary, and assessment of risk management systems); *The Dow Chemical Company* (March 7, 2003) (summarizing plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins); *E.I. du Pont de Nemours and Company* (February 24, 2006) (a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities).

In addition, many of the recent environmental proposals found to transcend ordinary business relate to greenhouse gas emissions, for instance: *Exxon Mobil Corp.* (March 23, 2007) (adopt quantitative goals for reducing greenhouse gas emissions); *Exxon Mobil Corp.* (March 12, 2007) (request for policy to increase renewable energy sources globally and with the goal of achieving between 15% and 25% of its energy sourcing between 2015 and 2025; *General Electric Co.* (January 31, 2007) (report on global warming); and *Ford Motor Co.* (March 6, 2006) (annual report on global warming and cooling).

The recent grant of reconsideration regarding a resolution at *Tyson Foods* (December 15, 2009) may be one of the best indicators yet of the Staff's current thinking regarding what it takes for an issue to transcend ordinary business as a significant social policy issue. The criteria for a significant social policy issue cited by the proponent in Tyson Foods included public controversy surrounding the issue, as demonstrated by indicia such as media coverage, regulatory activity, high level of public debate and legislative or political activity.

The *Tyson Foods* resolution asked the board of directors to adopt a policy and practices for both Tyson's own hog production and its contract suppliers of hogs to phase out the routine use of animal feeds that contain certain antibiotics and to implement certain animal raising practices. The proposal also requested a report on the timetable and measures for implementing the policy and annual publication of data on the use of antibiotics in the feed given to livestock owned or purchased by Tyson.

In its initial no action letter (Nov. 25, 2009), the Staff granted an ordinary business exclusion, noting parenthetically that the resolution related to "the choice of production methods and decisions relating to supplier relationships." The no action letter stated further, "In this regard, we note that the proposal concerns the use of antibiotics in raising livestock." However, on appeal to Meredith Cross, Director, Division of Corporation Finance, the no action decision was reversed. Thomas J. Kim, Chief Counsel & Associate Director of the Division granted the reconsideration, noting:

> At this time, in view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that Legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress. Accordingly, we do not believe that Tyson may omit the proposals from its proxy materials in reliance on rule 14a-8(i)(7).

Thus, in the recent *Tyson Foods* precedent, the developments leading to the subject matter of a proposal being treated as a nonexcludable social policy issue included emerging **restrictions on markets** and a **legislative proposal pending in Congress**.

Public concerns and changing public policies regarding the environmental impacts of hydraulic fracturing represent a substantial social policy challenge facing the Company.

Similar to the issue in Tyson Foods of antibiotics in feed, the environmental impacts of hydraulic fracturing have reached a high level of media attention, public concern and potential regulatory restriction. As such, the issue has reached the level of public controversy and concern that render the subject matter of the resolution a significant social policy issue for the purposes of 14a-8(i)(7). Federal legislation has been proposed that would result in restrictions on these practices, concerns about these practices have garnered high visibility attention in major media and state-level restrictions and localized public opposition and concern are making the business more difficult, already causing one company, a lease holder, to voluntarily withdraw from hydraulic fracturing plans in the face of heated controversy in the New York City watershed.

Federal policymaking

In most cases, the Environmental Protection Agency ("EPA") regulates chemicals used in underground injection under the Safe Drinking Water Act. However, as a result of extensive lobbying by the industry, the 2005 Energy Policy Act had stripped the EPA of its authority to regulate hydraulic fracturing under the Safe Drinking Water Act. As a result, natural gas is the only industry that currently benefits from such an exemption.[2]

In Footnote 4 of its letter, the Company references a 2004 EPA finding that hydraulic fracturing fluids injected into coalbed methane wells pose little or no risk to underground sources of drinking water as being a driving force behind the 2005 decision to exempt hydraulic fracturing

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[2] Abrahm Lustgarten, "Drilling process causes water supply alarm?" *Denver Post*, November 11, 2008;Abrahm Lustgarten, "Democrats Call for Studies as Industry Assails Proposals to Regulate Hydraulic Fracturing," *ProPublica*, July 13, 2009.

from the Safe Drinking Water Act. The 2004 EPA study has been under fire for its scientific integrity[3] as well as questions about it being more broadly applied than was intended.[4] Since then, however, several incidents have emerged to raise new concerns about environmental impacts of hydraulic fracturing. These include contamination incidents around a Cabot Oil & Gas Corporation facility in Susquehanna County, Pennsylvania[5], and drinking water contamination near a Wyoming natural gas facility that EPA officials said could be associated with the natural gas extraction operations[6]. One of the developments that helped to spur new concern and interest is the discovery by the EPA in 2009 in Wyoming of a chemical known to be used in fracturing in at least three wells adjacent to drilling operations. The EPA has signaled its plans to reassess its findings in this area and has already received funding to conduct research into hydraulic fracturing and its impact on drinking water.

The combined effect of EPA revisiting these issues and substantial public and legislative concern, is that observers in the industry, Congress, and the media are opining that this exemption may soon be eliminated. At the federal level, legislation calling for increased disclosure and more oversight of hydraulic fracturing was introduced in June 2009. Numerous nongovernmental organizations such as the Natural Resources Defense Council, the Oil and Gas Accountability Project and the Western Organization of Resource Councils have called on Congress to close the Safe Drinking Water Act exemption. The Fracturing Responsibility and Awareness of Chemicals Act—or FRAC Act—was introduced in Congress to reinstate the EPA's authority to regulate hydraulic fracturing under the Safe Drinking Water Act.[7] As of December 2009, there were 49 co-sponsors in the House and 5 in the Senate. **The proposed federal legislation is included in Appendix 2.** See January 2010 blog post from law firm of Bracewell & Giuliani regarding prospects for this legislation, **Appendix 3.**

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[3] According to EPA employee and whistleblower Weston Wilson, the EPA's 2004 report was "scientifically unsound." He continues, "While EPA's report concludes this practice poses little or no threat to underground sources of drinking water, based on the available science and literature, EPA's conclusions are unsupportable. EPA has conducted limited research researching the unsupportable conclusion that this industry practice needs no further study at this time. EPA decisions were supported by a Peer Review Panel; however five of the seven members of this panel have been alleged to have that conflicts-of-interest and may benefit from EPA's decision not to conduct further investigation or impose regulatory conditions." Letter from Weston Wilson to Senators Allard and Campbell and Representative DeGette (8 October 2004), available at: http://latimes.image2.trb.com/lanews/media/acrobat/2004-10/14647025.pdf.

4 In addition to the scientific integrity of the report, others at the EPA contend the report's conclusions have been over-applied. According to one of the study's three main authors, Jeffrey Jollie, "It was never intended to be a broad, sweeping study… I don't think we ever characterized it that way." Abrahm Lustgarten, "Drilling process causes water supply alarm," Denver Post, November 11, 2008.

[5] "Pennsylvania lawsuit says drilling polluted water," *Reuters*, November 9, 2009.

[6] "EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," *Scientific American*, August 26, 2009.

[7] Senator Robert Casey, Jr, "Statement for the Record, Introduction of the Fracturing Responsibility and Awareness of Chemicals (FRAC) Act," June 9, 2009, available at: http://casey.senate.gov/newsroom/press/release/?id=3D78271C-E412-4B63-95B8-419E75CE2BB6

Passage of this legislation could have dramatic implications for companies engaged in hydraulic fracturing by subjecting them to EPA oversight, potentially restricting areas in which hydraulic fracturing may be performed, limiting materials that may be used, or otherwise increasing the costs. As will be discussed further below, the potential for new regulations and restrictions on hydraulic fracturing could be so severe for this industry that when ExxonMobil recently proposed acquiring shale gas company XTO Energy, it included a clause in the merger agreement that would negate the merger in the event of new regulations that make hydraulic fracturing economically infeasible.

In addition to considering legislation to bring the sector under EPA regulatory controls, in November 2009, Congress included in the FY2009-2010 Interior-Environment Appropriations bill funding for the EPA to study the impacts of hydraulic fracturing.

The EPA recently demonstrated its concern regarding hydraulic fracturing and the environment in comments submitted in December 2009 regarding a draft supplemental generic environmental impact statement (DSGEIS) for hydraulic fracturing in the Marcellus Shale of New York State. The DSGEIS was prepared under New York law as a step toward allowing drilling and hydraulic fracturing in a geologic area which includes the watershed for New York City's water supply. The cover letter of the EPA's detailed comments (enclosed in Appendix 5) to the state Department of Environmental Conservation noted a series of environmental concerns and reservations:

> In conclusion, EPA believes that NYSDEC has prepared an informative DSGEIS on hydrologic fracturing of the Marcellus Shale. However, we have concerns regarding potential impacts to human health and the environment that we believe warrant further scientific and regulatory analysis. Of particular concern to EPA are issues involving **water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during drilling, cumulative environmental impacts, and the New York City watershed.** EPA recommends that these concerns be addressed and essential environmental protection measures established prior to the completion of the SEQRA process.

Notably, EOG has reportedly acquired acreage for development within the Marcellus Shale. "Gas Drillers Hit Regulations," **Wall Street Journal**, July 30, 2008, B4.

Public policy developments in Western states

While federal investigation and intervention are gaining momentum, efforts to restrict or regulate hydraulic fracturing are also accelerating in the western states, where natural gas drilling and hydraulic fracturing occur.

• In 2008, the Colorado Oil and Gas Conservation Commission (COGCC) passed regulations designed to protect drinking water from contamination from natural gas drilling and increase disclosure of the chemicals used.

• Grand Junction, Colorado adopted a watershed management plan that encourages the use of "green" hydraulic fluids, comprehensive disclosure of the constituents used and requires a tracer chemical be used to ensure that any contamination could be traced back to its source.

• Counties in New Mexico and Wyoming have adopted rules constraining various parts of the natural gas drilling process, exposing the companies involved to a patchwork of diverse regulations.

Public policy developments in New York State

Public controversy on hydraulic fracturing has reached a fever pitch in the New York City ("NYC") area, as the DSGEIS does not ban drilling in its drinking water watershed. Public opposition led one company - the only one with existing leases - to withdraw its plans to drill and engage in hydraulic fracturing within the watershed.

A portion of the Marcellus shale, which some believe to be the largest onshore natural gas reserve, sits below New York State and, in particular, under part of the watershed that provides New York City's drinking water. Policymakers, the media, community groups and the environmental community escalated their opposition to hydraulic fracturing within this watershed. In December 2009, the New York City Department of Environmental Conservation announced that the results of a thorough assessment using the latest science and available technology indicated that hydraulic fracturing posed "an unacceptable threat to the unfiltered, fresh water supply of nine million New Yorkers, and cannot safely be permitted within the New York City watershed"[8] and, therefore, previously proposed permit conditions for hydraulic fracturing in the area were insufficient.

This has been the first time that a member of New York City Mayor Michael Bloomberg's administration officially requested a prohibition of natural gas drilling in the drinking watershed.[9] The same day, US Congressman Maurice Hinchey (D-NY) submitted comments on the draft permit conditions where he found the current draft insufficient, stating "we cannot afford to get this wrong. While the economic benefits of drilling are potentially great, the potentially disastrous economic and public health consequences of failing to protect our water supplies would be exponentially greater."[10] At the same time, the Manhattan Borough President submitted comments encouraging the "DEC to prohibit all high-volume horizontal hydraulic drilling in the Marcellus Shale within the boundaries of New York City's unfiltered water supply" and "to establish mandatory regulations in place of a discretionary permitting and environmental review process for such drilling throughout the State."[11] In early December, over

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[8] New York City Comments to the New York State Department of Environmental Conservation Draft Supplemental Generic Environmental Impact Statement, December 22, 2009.
[9] Edith Honan, "NYC Urges Ban on Shale Gas Drilling in Watershed," Reuters, December 23, 2009.
[10] Formal Comments of Congressman Maurice Hinchey to the Honorable Pete Grannis, Commissioner, Department of Environmental Conservation, New York, December 22, 2009.
[11] Scott Stringer, City of New York, Office of the President, Borough of Manhattan, December 22, 2009.

25 environmental groups called on Governor David Patterson to strengthen the draft document, stating that "we believe how you handle this issue will largely determine the environmental and public health legacy of your first Administration."[12] Given this momentum for strong and comprehensive permit conditions, companies face the distinct possibility that the policy governing the NYC watershed and beyond will be significantly restrictive in the near future. Media attention paid to these contentious hearings in November and December seems to indicate this is an issue local policymakers and officials must address, or risk alienating constituents.

Natural gas companies are buying up parcels of land in other key drinking watersheds across New York State.[13] However, legislation introduced in the New York State Assembly and Senate prohibits natural gas drilling in the NYC watershed and also "in any recharge area of a sole source aquifer, in any area where groundwater contributes a significant base flow to surface water sources of drinking water and in any other area where the department shall find presents a significant threat of hydraulic fracturing compounds entering into a significant source of drinking water."[14] This legislation, if passed, could have implications for watershed areas that feed into other drinking water sources across the state.

Governor of Pennsylvania proposes new hydraulic fracturing regulations

On January 28, 2010, Reuters reported that the Governor of Pennsylvania announced that he was proposing new regulations on natural gas extraction to prevent environmental damage. "Pennsylvania Gov. Ed Rendell on Thursday proposed new rules to strengthen state regulation of natural gas drilling to protect drinking water supplies and announced the hiring of 68 new inspectors. The measures reflect the Democratic governor's environmental concerns while still aiming to promote development of the massive Marcellus Shale formation. The regulations are designed to prevent the escape of drilling chemicals into domestic water supplies, following numerous local reports of contamination from a process called hydraulic fracturing… They would require energy companies to restore or replace water supplies affected by drilling; require operators to notify regulators of any leakage of gas into water wells; and direct drillers to construct well casings from oilfield-grade cement designed to prevent leakage of drilling fluid into underground water supplies." "Pennsylvania plans more gas drilling regulation," Reuters, January 28, 2010. **See full article in Appendix 4.**

Companies engaged in hydraulic fracturing have recognized that the high-profile nature of environmental concerns will lead to changing public policies.

In late October 2009, in the face of the massive public controversy about its plans to engage in drilling and hydraulic fracturing near the New York City watershed, Chesapeake Energy, the

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[12] Correspondence of Environmental Organizations to David Patterson, December 3, 2009.

[13] Delen Goldberg, "As NY Mulls Hydrofracking Regulations, Gas Companies Lease Land in NYC Watersheds," *The Post-Standard*, December 28, 2009.

[14] New York State Assembly, "An act to amend the environmental conservation law, in relation to the regulation of the drilling of natural gas resources," Available at: http://assembly.state.ny.us/leg/?bn=S06244&sh=t

only company to hold leases within that watershed, announced it would voluntarily refrain from drilling within the boundary.

Earlier in October, Chesapeake's CEO had called on the industry to "disclose the chemicals that we are using and search for alternatives...."[15] Days before, Schlumberger, second only to Halliburton in providing fracturing services to natural gas companies, said it is pushing its suppliers to increase disclosure of chemicals contained in fracturing fluids. A Southwestern Energy board director was quoted saying, "[L]et's just put it out there, we're better off."[16]

These calls for increased disclosure are also bringing about an increased recognition that the industry will soon have to play by new restrictive rules. According to the CEO of Schlumberger, "I'm pretty sure that there will be some form of new regulation in order to satisfy the authorities and the public's desire to know that what is being done is safe." He went on to say, "And that seems to me a perfectly natural thing to want."[17]

In a December *CNN Money* story, Kevin Book, a managing director at ClearView Energy Partners, which monitors political developments in the energy sector, summed up the situation. "Book said several bills in Congress include provisions that direct the EPA to study the issue more broadly, and could ultimately lead to further regulation, 'These are the placeholders,' said Book. 'Is a change in the law coming? Probably.'"[18] Similarly, an energy analyst for Jeffries & Co. was recently quoted, saying that "national political pressure for tighter regulation was already increasing..." At the same time, Penn State University professor Terry Engelder believes the proposed regulations in New York State increase the prospect of national regulation through the federal FRAC Act stating, "[i]t shines a brighter light on the Frack Act (sic) because New York is a significant enough fraction of the U.S population that care will be taken."[19]

ExxonMobil has conditioned the proposed purchase of a company in the natural gas sector with concern that the shifting regulatory landscape might render hydraulic fracturing illegal or commercially impracticable.

A striking indication that future regulations have the potential to dramatically influence natural gas development using hydraulic fracturing was contained in the merger agreement between oil giant ExxonMobil and shale gas heavyweight XTO Energy. ExxonMobil protected its right to back out of the deal if state or federal regulations significantly restrict hydraulic fracturing, rendering it illegal or commercially impracticable. While the companies state that the language is standard and they do not anticipate problems, reporters for the business press found that this is not a typical provision. According to a recent *Wall Street Journal* article, "William F. Henderson, Senior Vice President of Energy Policy for Concept Capital, a Washington research

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[15] Katie Howell, "Spills, Looming Regulations Spur Natural Gas Industry Toward Disclosure," *The New York Times*, October 1, 2009.
[16] David Wethe, Schlumberger Presses for Shale-Gas Openness as Regulation Looms, *Bloomberg.com*, September 29, 2009.
[17] Braden Reddall, "Schlumberger CEO Sees New Gas Drilling Regulation," *Reuters*, October 23, 2009.
[18] Steve Hargreaves, "Exxon's Drilling Juggernaut," *CNNMoney.com*, December 23, 2009.
[19] Edith Honan, "NYC Urges Ban on Shale Gas Drilling in Watershed," *Reuters*, December 23, 2009.

group that advises institutional investors, said **until the Exxon-XTO merger agreement, he had never seen provisions in a deal about the political risks involving fracking**."[20]

Media coverage of hydraulic fracturing and the environment demonstrates prominence of this social policy issue.

As noted in the resolution, a search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and "environment" in the last two years, a 265 percent increase over the prior three years. In the two months subsequent to that search, an additional 482 articles meeting that search criterion were published in the Nexis Mega-news library. Exemplary news articles are included in Appendix 4.

Wall Street Journal

In the investment industry's publication of record, the *Wall Street Journal,* coverage of the hydraulic fracturing issue has been an ongoing and high-profile story for the last two years. See, for instance: Gold, Russell and Ben Casselman, Drilling Tactic Unleashes a Trove of Natural Gas—And a Backlash, January 21, 2010, Page 1; Gold, Russell, "Corporate News: Exxon Can Stop Deal if Drilling Method Is Restricted --- Provision Makes $31 Billion XTO Pact Contingent on Continued Viability of 'Fracking' Technique to Extract Gas," 17 Dec. 2009: B3; "Gas Could Be America's Energy Savior, With Caveats," 9 Nov. 2009: A1; Casselman, Ben and Gonzalez, Angel, "Baker Hughes to Create Oilfield Giant --- Deal for BJ Services, Valued at $5.5 Billion, Would Create Challenger to Industry Rivals," 1 Sep. 2009: B1; Casselman, Ben, "Temblors Rattle Texas Town --- Residents Suspect a Drilling Boom Is Triggering Small Quakes, but Scientists Lack Proof," 12 Jun. 2009: A3; Casselman, Ben, "Industry Lobbies To Avert New Drilling Rules," 5 Jun. 2009: A4; Buurma, Christine, "Gas Drillers Hit Regulations," 30 Jul. 2008: B4; Chazan, Guy, "Exxon Deal Puts Obscure Gas Deposit on Map," 26 Jun. 2008: B1.

Other Media

Many other news media have also written extensively on the issues regarding hydraulic fracturing. A short sampling of these publications includes: "Pennsylvania residents sue over gas drilling," *Reuters*, November 20, 2009; "Pennsylvania lawsuit says drilling polluted water," *Reuters*, November 9, 2009; "Drilling process causes water supply alarm," *Denver Post*, November 17, 2008; "DEP Orders EOG Oil and Gas to Cease All Gas Well Fracking in Susquehanna County, PA," *Pittsburg Business Times*, September 25, 2009; "EPA: Chemicals Found in Wyoming Drinking Water Might Be from Natural Gas Drilling," *Scientific American*, August 26, 2009; "The domestic drilling backlash," *CNNMoney.com*, December 3, 2009; "Dark Side of a Natural Gas Boom," *New York Times*, December 9, 2009; "Drilling right into a heated environmental debate," *Washington Post*, December 3, 2009 ; "An energy answer in the shale below?" *Washington Post*, December 3, 2009; "Gas Company Won't Drill in New York Watershed," *New York Times*, October 27, 2009.[21]

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[20] Russell Gold, "Exxon Can Stop Deal if Drilling Method Is Restricted," *The Wall Street Journal*, December 16, 2009.

[21] The efforts by investors to file resolutions and dialogue with companies in this sector about the

In summary, it is clear that the level of controversy concerning environmental impacts of hydraulic fracturing has the potential to dramatically impact business as usual. Therefore, not only is this a significant public policy risk transcending ordinary business for EOG, but it is imperative that investors in the course of due diligence inquire regarding how portfolio companies like EOG are preparing for, and responding to, the changing public policy climate.

The resolution does not involve micromanagement.
In addition to attempting to argue that the resolution does not address a significant social policy issue, the Company also asserts that the resolution involves excludable micromanagement.

Despite the Company's assertions to the contrary, the Proposal does not delve into minutia on issues outside of the expertise or interest of investors. The Proposal asks the management to issue a report at reasonable expense, excluding proprietary information and summarizing the key elements of this major social policy issue: impacts and solutions.

The language of the current Proposal gives substantial flexibility to the Board of Directors of the Company regarding the contents of the requested report. First of all, the Board is only required to prepare a report at reasonable cost. Secondly, the report is not expected to be a detailed accounting of environmental impacts, policies, and risks, but only a summary report "summarizing" those issues. The Board would have the flexibility, by the combination of "reasonable costs" and "summarizing," to determine a depth of the report appropriate for presentation to the shareholders.

On the other hand, the report would reflect a great improvement for concerned investors over the current set of disclosures on these issues. Review of the Company's recent 10K and 10-Q reports demonstrated disturbingly sparse attention to these issues. Indeed, the only possible attention given to the risks and environmental concerns associated with this major social policy challenge in the company's reporting to shareholders are vague discussions of regulatory risks associated with environmental pollution from its facilities. While there are mentions in the EOG 10-K report for 2008, issued February 25, 2009, regarding regulatory risks associated with greenhouse gas emissions and climate change issues, there is no discussion at all regarding the environmental concerns and risks, including increasing concern of regulators, associated with hydraulic fracturing.

In contrast to the high visibility given to the hydraulic fracturing and environment issue in the media and public policy circles, we found no discussion at all in the Company's SEC filings at all of the growing public, political, and regulatory scrutiny and concern associated with hydraulic

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environmental impacts of hydraulic fracturing has also garnered news coverage. See for instance, Anna Driver, Matthew Lewis, "Investors target Marcellus Shale drillers," *Reuters,* Jan 26, 2010.

fracturing and the environment. Thus, the shareholder proposal seeking better disclosure on these issues seems particularly well-founded.

Numerous SEC staff precedents demonstrate that when it comes to complex or chemically intensive industries, shareholders are within their rights to inquire regarding company policies that allow shareholders to assess the effectiveness of environmental management approaches. The following are a few of the instances in which staff found resolutions seeking information on environmental impacts and policies on safer technologies to transcend ordinary business and seek reasonable information at a policy level from the company and therefore be found to be nonexcludable.

In *The Dow Chemical Company* (February 23, 2005) the proposal asked for the company's assessment of how trends in human blood testing for chemicals may affect the company, and how emerging policies may restrict markets for categories of the company's products, with a phaseout plan and timeline for each product targeted by certain of those policies, or an explanation of why safer alternatives could not be substituted.

In *Pulte Homes Inc.* (February 11, 2008) the proposal requested that the Board provide a report on the feasibility of the company developing policies to minimize its impact on climate change from its products and operations.

In *Avon Products, Inc.* (March 3, 2003) the proposal requested that the Board of Directors prepare a report evaluating the feasibility of removing, or substituting with safer alternatives, all parabens used in Avon products.

In *Union Camp Corporation* (February 12, 1996) the proposal requested the paper company to establish a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing processes, and was found nonexcludable by the staff because "it raised important environmental issues beyond the Company's ordinary business operations."

In *Great Lakes Chemical Corporation* (March 24, 1992) the proposal requested that the Company adopt a policy to immediately end its production and sale of halons and provide information on the strategies to accomplish this policy.

In *The Dow Chemical Company* (February 28, 2005) the proposal requested the board to prepare a report to shareholders on Dow Chemical's procedures related to potential adverse impacts associated with genetically engineered organisms that includes information specified in the proposal. The proposal was very specific and fairly detailed in its request that the report to shareholders address the company's internal controls related to potential adverse impacts associated with genetically engineered organisms, including:

- adequacy of current post-marketing monitoring systems;
- adequacy of plans for removing GE seed from the ecosystem should circumstances so require;

- possible impact on all Dow seed product integrity;
- effectiveness of established risk management processes for different environments and agricultural systems such as Mexico.

Similarly, a request at *The Dow Chemical Company* (March 7, 2003) asked the board of directors to issue a report summarizing Dow Chemical's plans to remediate existing dioxin contamination sites and to phase out products and processes leading to emissions of persistent organic pollutants and dioxins, and describes other matters to be included in the report.

A resolution at the *E.I. du Pont de Nemours and Company* (February 24, 2006) requested that the independent directors of the board prepare a report on the implications of a policy for reducing potential harm and the number of people in danger from potential catastrophic chemical releases by increasing the inherent security of DuPont facilities. This particular resolution is a good example of a fundamental principle in operation in the present case which is that the fact that a shareholder proposal inquires as to technologies used by the company in its operations does not render the resolution excludable if those technologies are implicated in a large social policy concerns.

Risk Evaluation precedents are inapplicable to this resolution.
The Company cites a string of precedents regarding risk evaluation as grounds for exclusion of the resolution. The plain language of the present resolution does not request an internal risk evaluation by the company; instead, it asks for a report to investors on environmental impacts and policies of the Company regarding development of safer alternatives to minimize environmental impacts.

Moreover, the precedents cited by the Company are no longer a relevant framework for evaluating the exclusion of a resolution based on risk evaluation. As noted in recent Staff Legal Bulletin 14E, the Staff will evaluate resolutions based on whether the subject matter involves a significant social policy issue, rather than whether the resolution may in the course of addressing such subject matter ask for evaluation or disclosure of risks. The subject matter of the resolution relates to minimizing environmental impacts, and the significant social policy issue associated with environmental concerns regarding hydraulic fracturing, and therefore the resolution is not excludable as a request for internal risk evaluation.

The social policy issue in the resolution is solidly linked to the Company.
In the closing passages of its no action request letter, the Company asserts that there is no confirmed environmental threat associated with hydraulic fracturing and that therefore there is no nexus of these concerns to the company's operations. As is apparent from media coverage, growing EPA interest, a groundswell of public concern and the sector's expectations regarding impending federal regulation, the debate regarding the severity of environmental impacts associated with hydraulic fracturing is of secondary concern and interest to the reality that significant new restrictions on this industry may be expected in order to prevent any such environmental impacts from occurring as hydraulic fracturing operations expand in the coming

years. As one of the sector's practitioners of hydraulic fracturing, the Company is not at all immune or distant from these concerns and interests. As such, the questions raised by the resolution regarding the environmental impacts and preventive measures have a very close nexus to this Company and its investors.

Conclusion

As demonstrated above, the Proposal is not excludable under Rule 14a-8(i)(7). Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Green Century Equity Fund
Michael P. Donaldson, General Counsel, EOG Resources, Inc.
Michael_Donaldson@eogresources.com

Appendices Regarding Proponent Response to No Action Letter Request of EOG resources

1. **Text of the shareholder Proposal**
2. **Examples of federal and state legislation on hydraulic fracturing and the environment**
3. **Blog post regarding prospects for federal hydraulic fracturing legislation in 2010**
4. **Selected news articles**
5. **EPA letter to State of New York regarding environmental concerns regarding hydraulic fracturing in the Marcellus Shale**

1. Text of the shareholder Proposal

Safer Alternatives for Natural Gas Exploration and Development
EOG Resources, Inc. – 2010

Whereas,
The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Chemical suppliers have developed less toxic or "greener" fracturing fluids for both on- and off-shore drilling.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,
Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.

2. Examples of federal and state legislation on hydraulic fracturing and the environment

3. Blog post regarding prospects for federal hydraulic fracturing legislation in 2010

4. Selected news articles

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
09/25/2009

CONTACT:
Daniel T. Spadoni
(570) 327-3659

DEP ORDERS CABOT OIL AND GAS TO CEASE ALL GAS WELL FRACKING IN SUSQUEHANNA COUNTY

WILLIAMSPORT -- The Department of Environmental Protection has ordered Cabot Oil and Gas Corporation to cease all natural gas well hydro fracking operations in Susquehanna County until the company completes a number of important engineering and safety tasks. "The department took this action because of our concern about Cabot's current fracking process and to ensure that the environment in Susquehanna County is properly protected," DEP Northcentral Regional Director Robert Yowell said. Cabot voluntarily shut down fracking operations at the Heitsman well in Dimock Township on Tuesday afternoon following three separate spills there in less than one week. The company is currently drilling seven new wells in the county that will require fracking. The order requires Cabot to develop within 14 days an updated and accurate Pollution Prevention and Contingency Plan and Control and Disposal Plan for all permitted well pad sites in Susquehanna County. The company must conduct an engineering study of all equipment and work practices associated with hydraulic fracturing at all well sites in the county within 21 days. The engineering study must include a detailed evaluation and explanation of the causes of the three spills that occurred in the past week and establish corrective measures Cabot will use to prevent similar releases. Within 21 days of DEP's approval of the Pollution Prevention and Contingency Plan, the Control and Disposal Plan, and the engineering study, Cabot must fully implement all of the recommendations and requirements in those documents. The company also must place the approved Pollution Prevention and Contingency Plan and Control and Disposal Plan in a conspicuous location at each permitted well site and provide a copy to each contractor and subcontractor working at any well site. Contractors and subcontractors cannot begin work at any well site until they receive the two plans. In a separate enforcement action, DEP issued a notice of violation to Cabot for the third spill at the Heitsman well that occurred Tuesday morning. The violations noted are nearly the same as in DEP's Sept. 22 notice of violation issued to Cabot for the two spills last week. ###

2009

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
10/22/2009

CONTACT:
Daniel T. Spadoni
570-327-3659

DEP Fines Cabot Oil and Gas Corp. $56,650 for Susquehanna County Spills
Company Had Three Spills Totaling 8,000 Gallons in Less Than One Week

Williamsport – The Department of Environmental Protection has fined Cabot Oil and Gas Corp. $56,650 for three spills of a water/liquid gel mixture at its Heitsman natural gas well in Dimock Township, Susquehanna County, last month. "This penalty was assessed for Cabot's violations of the Clean Streams Law, Solid Waste Management Act and Oil and Gas Act," said DEP Northcentral Regional Director Robert Yowell. "We expect that Cabot will do a better job in the future of overseeing its contractors now that the company has an improved preparedness, prevention and contingency plan in place." Cabot had two spills at its Heitsman well on Sept. 16 and a third spill on Sept. 22. The spills totaled about 8,000 gallons and caused pollution in Stevens Creek and a nearby wetland. All three spills involved a water/liquid gel mixture used in the hydro fracturing process. On Sept. 24, DEP ordered Cabot to cease all hydro fracturing in Susquehanna County and submit an updated plan and an engineering study. Cabot submitted those documents on Oct. 6. DEP reviewed and approved the documents on Oct. 16, and gave Cabot the approval to resume hydro fracturing in the county. For more information, call 570-327-3659 or visit www.depweb.state.pa.us, keywords: Oil and gas. Media contact: Daniel T. Spadoni, 570-327-3659 Source: Department of Environmental Protection, Northcentral Regional Office

2009

COMMONWEALTH OF PENNSYLVANIA
Dept. of Environmental Protection
Commonwealth News Bureau
Room 308, Main Capitol Building
Harrisburg PA., 17120

FOR IMMEDIATE RELEASE
11/4/2009

CONTACT:
Freda Tarbell
(814) 332-6816

DEP Reaches Agreement with Cabot to Prevent Gas Migration, Restore Water Supplies in Dimock Township
Agreement Requires DEP Approval for Well Casing, Cementing

Meadville -- The Department of Environmental Protection and Cabot Oil and Gas Corp. have executed a consent order and agreement that will provide a long-term solution for migrating gas that has affected 13 water supplies in Dimock Township, Susquehanna County. The affected area covers nine square miles around Carter Road. The consent order and agreement outlines a process that will give DEP more oversight of Cabot's new well construction work in the affected area. Prior to drilling and hydraulic fracturing, or hydro fracking, the company will submit well casing and cementing plans to DEP. Once DEP provides written approval, Cabot may proceed. "The goal of the consent order and agreement is to ensure a long-term resolution to issues that have emerged in Dimock," said DEP Northwest Regional Director Kelly Burch. "The company will focus on the integrity of the wells in the affected area in an attempt to determine the source of the migrating gas." This past week, Cabot has provided an interim solution for all of the homes where water supplies have been affected. Cabot must develop a plan by March 31 to restore or replace the affected water supplies permanently. Under the consent order and agreement, Cabot must additionally submit to DEP: • Information on all parties who have contacted the company about water quantity or quality issues; and • A plan that specifically identifies how the company intends to prove the integrity of the casing and cementing on existing wells and fix defective casing and cementing by March 31. If Cabot fails to fix the defective casing and cementing by the March deadline, the company must plug defective wells or implement another alternative as approved by DEP. In addition, Cabot paid a $120,000 civil penalty for violations of the Oil and Gas Act, the Solid Waste Management Act and the Clean Streams Law. The consent order and agreement caps a DEP investigation that began early this year when numerous Dimock area residents reported evidence of natural gas in their water supplies. DEP inspectors discovered that the well casings on some of Cabot's natural gas wells were cemented improperly or insufficiently, allowing natural gas to migrate to groundwater. On Sept. 25, following a series of wastewater spills, DEP ordered Cabot to cease hydro fracking natural gas wells throughout Susquehanna County. The prohibition was removed after the company completed a number of important engineering and safety tasks. Cabot Oil and Gas Corp. is a Delaware-based company with a mailing address in Pittsburgh. For more information on oil and gas wells, visit www.depweb@state.pa.us, keyword: Oil and gas.

2009

5. EPA letter to State of New York regarding environmental concerns regarding hydraulic fracturing in the Marcellus Shale



UNITED STATES ENVIRONMENTAL PROTECTION AGENCY
REGION 2
290 BROADWAY
NEW YORK, NY 10007-1866

DEC 30 2009

dSGEIS Comments
Bureau of Oil & Gas Regulation
NYSDEC Division of Mineral Resources
625 Broadway, Third Floor
Albany, NY 12233-6500

Dear Sir or Madam:

The U.S. Environmental Protection Agency (EPA) has reviewed the September 2009 draft Supplemental Generic Environmental Impact Statement (dSGEIS) that was prepared by the New York State Department of Environmental Conservation (NYSDEC) Division of Mineral Resources on the Oil, Gas and Solution Mining Regulatory Program Well Permit Issuance for Horizontal Drilling and High-Volume Hydraulic Fracturing to Develop the Marcellus Shale and Other Low-Permeability Gas Reservoirs. The purpose of the dSGEIS is to satisfy the requirements of the State Environmental Quality Review Act (SEQRA) for NYSDEC to review and process permit applications for the horizontal drilling and hydraulic fracturing (hydrofracturing) of natural gas bearing shales, including the Marcellus Shale. This letter responds to NYSDEC's requests for comments on the dSGEIS and presents EPA's major concerns. Technical comments on the dSGEIS are enclosed.

EPA believes that the analysis and discussion of cumulative and indirect impacts in the dSGEIS need to be significantly expanded. Even with its generic format, the dSGEIS should discuss the impacts that may result from past, present, and reasonably foreseeable future projects as well as those impacts associated with gas drilling and hydrofracturing that may occur later in time or at a distance from the immediate project site. For example, as the New York State Public Service Commission (PSC) has the regulatory authority over the construction and operation of the natural gas gathering pipes, the dSGEIS does not include an evaluation of the environmental impacts of the separate yet interrelated actions of siting and constructing gathering lines. EPA also notes that the dSGEIS does not analyze the impacts from new drilling service industries that would undoubtedly result. To ensure a full analysis of cumulative and indirect impacts, we recommend that the PSC become a cooperating agency and that the PSC-related issues be fully integrated in the finalization of this document, and that all potential environmental impacts for the actions of drilling, hydrofracturing, collecting and transporting natural gas from the Marcellus Shale be assessed. Such collaboration may also provide the opportunity to coordinate actions in order to minimize the amount of flaring of gas between the time of opening a well and the construction of gathering lines.

In addition, a greater emphasis needs to be placed on the potential health impacts that may be associated with gas drilling and hydrofracturing. EPA suggests that the New York State Department of Health (DOH) join NYSDEC as a co-lead on the SEQRA document. Not only does DOH have expertise to offer on health impacts, but it was delegated primary enforcement responsibility (primacy) of the Safe Drinking Water Act by EPA. This is of direct interest to EPA as we are responsible for overseeing DOH's implementation and enforcement of the drinking water program.

While EPA understands that this dSGEIS is the SEQRA documentation to specifically evaluate hydraulic fracturing, it supplements a 1992 SEQRA document. EPA is concerned that over the past 17 years since the 1992 GEIS was written, the "existing" environment and conditions in New York State have changed sufficiently that using the information from that report as a baseline for the dSGEIS will not take into account the cumulative impacts from habitat fragmentation, population increase, and climate change that may have occurred during that time.

EPA is particularly concerned about the potential risks associated with gas drilling activities in the New York City watershed and the reservoirs that collect drinking water for nine million people. As a signatory to the 1997 New York City Watershed Memorandum of Agreement (MOA), EPA strongly supports its major tenets, one of which is that watershed protection and community vitality can be achieved concurrently. Nevertheless, the potential for gas drilling in the watershed poses new challenges that were unanticipated at the point at which the MOA signatories agreed on a common approach to protect drinking water. Despite the mitigation measures already proposed by NYSDEC in the dSGEIS, EPA has serious reservations about whether gas drilling in the New York City watershed is consistent with the vision of long-term maintenance of a high quality unfiltered water supply. As NYSDEC is well aware, the watershed supplies drinking water to over nine million people and the avoidance of filtration saves New York taxpayers billions of dollars that would be needed to construct and operate a water filtration plant should the watershed be compromised.

EPA agrees with the sentiments expressed by Acting Commissioner Steven Lawitts of the New York City Department of Environmental Protection (NYCDEP) in his December 23, 2009 comment letter to NYSDEC: "Balancing environmental and public health concerns with the need for adequate energy resources and economic development is a complex and challenging issue – not only in New York but throughout the nation." Acting Commissioner Lawitts also states, "New York City's watershed is a unique resource and deserves special attention and consideration." To address this concern, EPA recommends a very cautious approach in all watershed areas so that NYSDEC can gain experience with, as well as ensure it has the resource capacity for regulating, high volume hydraulic fracturing activities.

Periodically, EPA reviews drinking water quality in the New York City watershed to ensure that drinking water meets all drinking water standards. If gas drilling, however, adversely impacts water quality in the watershed, the city of New York would likely be required to build a filtration treatment system at an expenditure of $10 billion in capital costs and $100 million in annual operating costs. Clearly, it is in all our interests to avoid this scenario.

Although EPA has not had the opportunity to fully review the information contained in NYCDEP's Final Impact Assessment Report, we expect NYSDEC to incorporate appropriate technical information into the SEQRA document. Furthermore, we repeat our proposal of late 2008, that NYSDEC partner with EPA and the NYCDEP to develop an enhanced oversight approach for the New York City watershed that would allow for coordination of regulatory programs such as stormwater permitting, industrial pretreatment, and underground injection control as they relate to horizontal drilling and high volume hydraulic fracturing of the Marcellus Shale. While protecting the New York City watershed is important because of the millions of New Yorkers who rely on this drinking water supply, we also have concerns about water quality impacts throughout the state. Just because fewer people rely on upstate water sources does not imply that these supplies are not also worthy of protection. Therefore, we extend an offer to partner with NYSDEC on similar coordinated efforts state-wide.

Moreover, EPA strongly recommends that the SEQRA documentation reflect any and all direct consultation with each of the Indian Nations in New York State as the dSGEIS does not specifically discuss the impact on the nations. While EPA is aware that NYSDEC has already taken steps in this regard, at the EPA annual Indian leaders meeting in November 2009, representatives of virtually every Indian Nation expressed serious opposition to hydrofracturing. Indian Nation concerns include the radioactivity of cuttings and flowback materials, the fate of toxic/carcinogenic chemicals used in hydrofracturing solutions, the impact on water quality and supply, climate impacts and long-term sustainability.

In addition, to the extent allowed by law, EPA encourages NYSDEC to release information regarding the composition of the hydrofracturing solutions that are expected to be used.

In conclusion, EPA believes that NYSDEC has prepared an informative dSGEIS on hydrologic fracturing of the Marcellus Shale. However, we have concerns regarding potential impacts to human health and the environment that we believe warrant further scientific and regulatory analysis. Of particular concern to EPA are issues involving water supply, water quality, wastewater treatment operations, local and regional air quality, management of naturally occurring radioactive materials disturbed during drilling, cumulative environmental impacts, and the New York City watershed. EPA recommends that these concerns be addressed and essential environmental protection measures established prior to the completion of the SEQRA process.

Thank you for the opportunity to comment on the dSGEIS. EPA's technical comments on the document are enclosed. If you have any questions, please call Lingard Knutson of my staff at (212) 637-3747.

Sincerely,



John Filippelli, Chief
Strategic Planning and Multi-Media Programs Branch

Enclosure



Michael P. Donaldson
Assistant General Counsel

EOG Resources, Inc.
P.O. Box 4362
Houston, Texas 77210-4362

1111 Bagby, Sky Lobby 2
Houston, Texas 77002
(713) 651-6260
Fax: (713) 651-6261
Michael_Donaldson@eogresources.com

December 30, 2009

BY ELECTRONIC MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: EOG Resources, Inc. - Shareholder Proposal Submitted by Green Century Equity Fund

Ladies and Gentlemen:

This letter is submitted by EOG Resources, Inc. ("***EOG***") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (as amended, the "***Exchange Act***") to notify the U.S. Securities and Exchange Commission (the "***Commission***") of EOG's intention to exclude from its proxy materials for its 2010 annual meeting of stockholders a shareholder proposal and supporting statement (the "***Proposal***") submitted by Green Century Equity Fund (the "***Proponent***") and multiple co-filers.[1] We also respectfully request confirmation that the Staff of the Division of Corporation Finance (the "***Staff***") will not recommend to the Commission that enforcement action be taken if EOG excludes the Proposal from its 2010 proxy materials in reliance on Rule 14a-8(i)(7).

Copies of the Proposal, together with related relevant correspondence received from the Proponent and relevant correspondence received from the co-filers of the Proposal, are attached hereto as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and Staff Legal

[1] EOG has also received co-filings from (i) Catholic Health East, (ii) MMA Praxis Core Stock Fund, (iii) Benedictine Sisters of Mount St. Scholastica, (iv) The Sustainability Group at Loring, Wolcott & Coolidge and (v) Trinity Health in support of the Proposal. Mercy Investment Program was originally the lead proponent of the Proposal; however, Mercy Investment Program withdrew its proposal via letter to EOG dated December 16, 2009. Green Century Equity Fund has agreed to be the lead proponent. Copies of all relevant correspondence from Mercy Investment Program are included in Exhibit 1 hereto.

Bulletin No. 14D (November 7, 2008), a copy of this letter is also being e-mailed and faxed to the Proponent and each co-filer. The mailing addresses, e-mail addresses and facsimile numbers for the Proponent and co-filers are set forth at the end of this letter.

EOG currently intends to file its definitive 2010 proxy materials with the Commission on or about March 24, 2010. Accordingly, in accordance with Rule 14a-8(j), this letter is being filed with the Commission more than 80 calendar days before the date upon which EOG expects to file its 2010 proxy materials.

THE PROPOSAL

The Proponent claims that hydraulic fracturing, which is a customary well completion technique used by EOG in the completion of its natural gas and crude oil wells, and the environmental impact of such activities "increase the potential for reputational damage and vulnerability to litigation." As a result of these perceived risks and in order to protect EOG's "long-term financial interests," the Proponent requests the inclusion of the following proposal in EOG's 2010 proxy statement:

"Therefore be it resolved,

> Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing."

BASIS FOR EXCLUSION

Rule 14a-8(i)(7) – The Proposal may be omitted pursuant to Rule 14a-8(i)(7) because it deals with matters relating to EOG's ordinary business operations.

EOG's business operations involve the exploration, development, production and marketing of natural gas and crude oil primarily in major producing basins in North America and select international areas. EOG uses hydraulic fracturing[2] as part of its day-to-day business operations in the drilling and completion of substantially all of its natural gas and crude oil wells in North America. Similarly, as part of its ordinary business operations, EOG manages litigation, environmental and reputational risks associated with its exploration, development, production and marketing operations. EOG believes that the Proposal, requesting a report regarding EOG's hydraulic fracturing activities, including a description of related policies for

[2] Hydraulic fracturing is widely used in the energy industry to enhance the recovery of natural gas and crude oil from conventional and unconventional reservoirs, including sandstones, carbonates, shales and tight sands that are typically thousands of feet below the surface. See also footnote 4.

potential adoption by EOG, may be properly omitted from its proxy materials for its 2010 annual meeting of stockholders in reliance on Rule 14a-8(i)(7) because the Proposal deals with matters relating to EOG's ordinary business operations.

Under Rule 14a-8(i)(7), a proposal is excludable if it "deals with a matter relating to the company's ordinary business operations." In 1998, when the Commission adopted amendments to Rule 14a-8, the Commission explained the policy underlying Rule 14a-8(i)(7) as follows: "consistent with the policy of most state corporate laws," this rule "confine[s] the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See SEC Release No. 34-40018 (May 21, 1998) (the "***1998 Release***").

In the 1998 Release, the Commission further indicated that two central considerations determine whether a proposal is excludable under Rule 14a-8(i)(7). The first consideration relates to when a proposal concerns tasks "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In addition, the Staff has indicated that where a proposal requests a report on a specific aspect of a company's business, the Staff will consider whether the subject matter of the proposal relates to the conduct of the company's ordinary business operations. In cases where it does, such proposal, although only requiring the preparation of a report, will be excludable. See SEC Release No. 34-20091 (August 16, 1983).

In Staff Legal Bulletin No. 14C (June 28, 2005) ("***SLB 14C***"), the Staff stated that "[t]o the extent that a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk." The Staff recently provided additional guidance with respect to shareholder proposals that require an internal assessment of the risks or liabilities that a company faces as a result of its operations that may adversely affect the environment or the public's health. In Staff Legal Bulletin No. 14E (October 27, 2009) ("***SLB 14E***"), the Staff noted that rather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, the Staff will instead focus on "the subject matter to which the risk pertains or that gives rise to the risk." In those cases in which a proposal's underlying subject matter involves an ordinary business matter of the company, the proposal will be excludable under Rule 14a-8(i)(7). In SLB 14E, the Staff also provided that proposals would generally not be excludable in those cases in which a proposal's underlying subject matter "transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote."

The Proposal Involves Fundamental Tasks That Should Not Be Subject to Stockholder Oversight and Seeks to Micro-Manage the Company.

The nature of EOG's business is to explore for, develop, produce and market natural gas and crude oil, primarily in major producing basins in North America and, to a lesser extent, internationally. One of the ways in which EOG conducts this business is through the use of hydraulic fracturing.

Hydraulic fracturing is an engineering process that facilitates the extraction of the hydrocarbons from subsurface formations lacking the physical characteristics that allow the hydrocarbons to flow from within the rock into the well. Hydraulic fracturing occurs during the completion process, after a well has been drilled. A mixture composed mostly of water and sand or inert ceramic sand-like grains, with a small percentage of special purpose additives (typically less than 1% by volume), is pumped at a calculated rate and pressure into the hydrocarbon-bearing rock to generate carefully designed millimeter-thick cracks or fractures in the target formation. The newly created fractures are propped open by the sand, allowing hydrocarbons to flow from low permeability reservoirs into the well bore for extraction. The water and additives are mostly removed during the extraction process, with the balance of the fracturing materials contained within the fractured reservoir.

Fracturing operations are a standard recovery technique used throughout the oil and gas industry and are integral to EOG's ability to produce natural gas and crude oil. Moreover, EOG utilizes hydraulic fracturing in substantially all of the natural gas and crude oil wells it drills in North America.

Well completion activities, including determining the makeup of the chemicals used in the fracturing process for each particular geologic formation, how to reuse or recycle waste fluids, designing and implementing procedures to reduce the environmental impact of EOG's activities and complying with safety regulations and policies related thereto, are fundamental to EOG's business and part of the day-to-day operations and activities for which EOG's management is responsible.

The Proponent has requested a report on the environmental impact of EOG's fracturing operations and potential policies for EOG to adopt to reduce or eliminate hazards to air, water and soil quality from fracturing. The supporting statement made in connection with the Proposal requests that the policies include the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards. Through the Proposal, the Proponent is clearly seeking to "micro-manage" matters of a complex nature and seeking stockholder oversight of fundamental aspects of EOG's operations and fundamental tasks that EOG's management necessarily deals with on a day-to-day basis.

The Proponent cites concerns about "vulnerability to litigation" and "reputational damage" and suggests that steps must be taken "beyond regulatory requirements to reduce environmental hazards." Contrary to the Proponent's claim of "weak and uneven regulatory controls," EOG operates in a highly regulated industry and is subject to comprehensive federal, state and local laws and regulations[3] addressing every aspect of EOG's exploration, development, production and marketing operations, including hydraulic fracturing,[4] well design, location, spacing, drilling and completion operations, water management and disposal, waste management and disposal, air emissions, wildlife protection, surface use and health and safety matters. EOG has numerous detailed policies, practices and procedures in place to ensure compliance with such laws and regulations.

As part of EOG's commitment to environmental stewardship, EOG continuously evaluates its business practices, including hydraulic fracturing, the additives in fracture fluids, and the recycling and reuse of fracture fluids. EOG is committed to safeguarding the environment and conducting its business in a manner designed to comply with all applicable environmental laws and regulations, and applying responsible standards where such laws or regulations do not exist. Compliance with laws and regulations, as well as responding to any changes in such laws and regulations and the adoption of internal policies to meet or exceed applicable legal requirements, is a complex, fundamental task dealt with by EOG's management on a day-to-day basis. As such, these are improper matters for stockholder oversight and should not be dealt with through the shareholder proposal process.

The report requested by the Proponent essentially amounts to a request for an internal evaluation of EOG's ordinary business activities and associated risks, including EOG's compliance and governance processes, all of which should be properly left to the business judgment of EOG's management. EOG's officers are already tasked with the complex process of identifying, analyzing, evaluating and responding to operational, financial and litigation risks and the environmental impact of EOG's operations, including that of its fracturing operations, and the policies and regulations that may affect its operations. It is EOG's officers, not its stockholders, who have the expertise and practical experience in these matters and are thereby

[3] Federal laws that govern environmental aspects of natural gas and crude oil drilling include: (i) the Clean Water Act, which regulates, among other matters, discharges of pollutants to surface water and storm water runoff; (ii) the Safe Drinking Water Act ("***SDWA***"), which regulates, among other matters, the underground injection of fluids; (iii) the Clean Air Act, which, among other matters, sets rules for air emissions from engines, gas processing equipment and other sources associated with production and drilling activities; (iv) the National Environmental Policy Act, which requires, among other matters, environmental impact assessments for development of federal lands; (v) the Occupational Safety and Health Act, which, among other matters, ensures work sites' compliance with health and safety standards; (vi) the Emergency Planning and Community Right-to-Know Act, which requires, among other matters, that material safety data sheets be provided to local and state emergency response organizations; and (vii) the Toxic Substances Control Act, which, among other matters, ensures that all chemicals are properly stored and handled and workers and first responders are made aware of the substances they handle. The U.S. Environmental Protection Agency ("***EPA***") and, with respect to certain matters, the U.S. Occupational Safety and Health Administration ("***OSHA***"), administer most of these federal laws, and each state also has regulatory agencies that enforce the federal laws in addition to the laws and regulations of their respective states.

[4] Hydraulic fracturing is not subject to the federal SDWA. The federal Energy Policy Act of 2005 specifically excluded hydraulic fracturing from SDWA jurisdiction based, in part, on the results of a study conducted by the EPA in 2004 to assess the potential for contamination of underground sources of drinking water from the injection of hydraulic fracturing fluids into coalbed methane production wells. In that study, the EPA concluded that the injection of hydraulic fracturing fluids into coalbed methane wells poses little or no risk to underground sources of drinking water.

best positioned to address the complex and comprehensive regulations to which EOG is already subject and determine what steps EOG should take to meet or exceed these regulations and manage the various risks related to its business.

Further, the preparation of a report of the type requested by the Proposal would be an expensive task and unduly burdensome, requiring significant time and resources to deal with the complexities of the inter-related risks, policies, regulations and operational processes. The time and attention spent preparing such a report would divert EOG's employees and management from focusing on maximizing stockholder value and require unnecessary and duplicative work on the part of EOG. Such a diversion of EOG's resources to address matters already being properly addressed by EOG in the ordinary course of its day-to-day business is precisely the sort of micro-management the Commission sought to enjoin in the 1998 Release, and would not be in the best interest of EOG or its stockholders.

It has been firmly established in the past that proposals that seek an assessment of the potential risks or liabilities faced by a company relate to day-to-day business matters and, therefore, are excludable under Rule 14a-8(i)(7). (See, e.g., CONSOL Energy Inc. (February 23, 2009) (excluding a proposal requesting a report on how the company is responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the company's operations and from the use of its primary products); Arch Coal, Inc. (January 17, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide emissions from the company's operations and from the use of its primary product); ONEOK, Inc. (February 7, 2008) (excluding a proposal requesting a report on how the company is responding to rising regulatory, competitive and public pressure to significantly reduce carbon dioxide and other emissions from the company's operations); OGE Energy Corp. (February 27, 2008) (excluding a proposal to have the board provide a report to shareholders describing how the company was assessing the impact of climate change on the company, the company's plans to disclose this assessment to shareholders, and the rationale for not disclosing such information through reporting mechanisms such as the Carbon Disclosure Project); Newmont Mining Corp. (February 5, 2005) (excluding a proposal calling for management to review its policies concerning waste disposal at certain of its mining operations); and Xcel Energy Inc. (April 1, 2003) (excluding a proposal requesting a report on the economic risks of Xcel's prior, current and future emissions of carbon dioxide and other substances and the economic benefits of committing to a substantial reduction of those emissions related to its current business activities (i.e., potential improvement in competitiveness and profitability)).

Similarly, the report requested by the Proponent in the Proposal would require EOG to evaluate its operational, financial, reputational and litigation risks and, therefore, comes under the guidance established in SLB 14C, which allows exclusion of such proposals. Further, the Proposal does not seek to minimize or eliminate EOG's hydraulic fracturing operations, thereby implicitly recognizing that hydraulic fracturing is an integral part of EOG's exploration and production operations.

Hydraulic Fracturing Does Not Give Rise to Significant Policy Issues

The Proponent's Proposal also does not meet the threshold of transcending the day-to-day business matters of EOG and does not raise significant policy issues. As noted above, hydraulic fracturing is a well-established technique used throughout the exploration and production industry, and is integral to EOG's ability to produce natural gas and crude oil from substantially all of the natural gas and crude oil wells it drills in North America. Well completion activities and compliance with safety and other regulations and policies related to fracturing are a fundamental part of the day-to-day operations and activities of EOG's management and other employees. While the Proponent has noted increased media attention directed at hydraulic fracturing in an attempt to link fracturing to, among other things, drinking water contamination and degradation of air quality, it should also be noted that these media attempts to link hydraulic fracturing to environmental hazards are inconsistent with the findings of, and policies and regulations promulgated by, the state and federal agencies that regulate the oil and gas industry and, in many instances, have been specifically refuted following investigations by regulatory authorities.

Hydraulic fracturing is a safe, well-tested technology that has been used by the oil and gas industry for over 60 years, and studies conducted by respected regulators and authorities, including the EPA, the Ground Water Protection Council ("***GWPC***") and the Interstate Oil and Gas Compact Commission ("***IOGCC***") have concluded that hydraulic fracturing poses little or no threat to the environment or public health. The IOGCC, representing the governors of the 37 states that produce most of the crude oil and natural gas in the United States, has stated that hydraulic fracturing is a "safe and environmentally sound way to maximize our nation's natural resources." Further, during a December 2009 hearing of the U.S. Senate Committee on Environment and Public Works, three EPA officials testified that they were not aware of any verified instances of groundwater contamination caused by hydraulic fracturing.

The Proponent's additional concern regarding the chemicals used in the hydraulic fracturing process and the purported lack of public disclosure with respect to such chemicals is also unfounded. In accordance with federal requirements, material safety data sheets are maintained on location for every chemical used on drilling sites, including those in additives used for hydraulic fracturing. These records describe the physical characteristics of each chemical contained in the fracture fluid, as well as its composition and exposure limits, potential health effects, personal protection information, handling and storage precautions, and spill and emergency first aid procedures. Regulators, among others, have access to such data and such other information concerning the chemical composition of fracture fluids necessary to protect and safeguard human health and the environment. Moreover, the use of the chemicals and the exploration and production activities conducted by EOG are highly regulated by government agencies charged with, among other things, the protection of the environment and the health and safety of the public. Although companies manufacturing and/or selling the additives in fracture fluids usually do not disclose the exact combination of the additives for proprietary and competitive reasons, the chemical additives most typically used in fracture fluids are available to the public on internet websites and other publications sponsored by oil and gas trade associations (See, e.g., *Energy In Depth* at www.energyindepth.org). Moreover, according to the GWPC's

May 2009 report, "most additives contained in fracture fluids, including sodium chloride, potassium chloride, and diluted acids, present low to very low risks to human health and the environment."

Because of the lack of any nexus between hydraulic fracturing and any confirmed hazards to the environment, EOG does not believe that hydraulic fracturing gives rise to any social policy issue, and certainly none so significant as to be appropriate for a stockholder vote. Further, the supporting statements made by the Proponent emphasize that the Proponent is focused on EOG's "potential for reputational damage and vulnerability to litigation" as well as EOG protecting its "own long-term financial interests." These statements indicate that the Proposal is focused on the risk to, and liability of, EOG, rather than any social policy, and therefore is properly a matter of ordinary business to EOG. Accordingly, these matters should be left to EOG's management, not its stockholders.

For all of the above reasons, the Proposal should be omitted because it deals with a matter concerning EOG's ordinary business operations and related risk evaluation, and does not give rise to significant policy issues.

CONCLUSION

For the reasons set forth above, it is our view that EOG may exclude the Proposal from its 2010 proxy materials pursuant to Rule 14a-8(i)(7). We request the Staff's concurrence in our view or, alternatively, confirmation that the Staff will not recommend any enforcement action to the Commission if EOG so excludes the Proposal. If the Staff does not concur with the positions discussed above, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its Rule 14a-8 response.

When a written response to this letter becomes available, please fax the letter to me at (713) 651-6261. Should the Staff have any questions in the meantime, please feel free to call me at (713) 651-6260.

Sincerely,



Michael P. Donaldson
Corporate Secretary

cc: **Proponent:**
Green Century Equity Fund
c/o Green Century Capital Management, Inc.
114 State Street, Suite 200
Boston, MA 02109
Attention: Larissa Ruoff, Director of Shareholder Advocacy
via e-mail at lruoff@greencentury.com and facsimile at (617) 422-0881
and
Kristina Curtis, President, Green Century Funds
via e-mail at kcurtis@greencentury.com and facsimile at (617) 422-0881

Co-filers:
Catholic Health East
System Office
3805 West Chester Pike, Suite 100
Newtown Square, PA 19073-2304
Attention: Sister Kathleen Coll, SSJ, Administrator, Shareholder Advocacy
via e-mail at kcoll@che.org and facsimile at (610) 355-2050

MMA Praxis Core Stock Fund
c/o Mennonite Mutual Aid
1110 North Main Street
Post Office Box 483
Goshen, IN 46527
Attention: Chris C. Meyer, Stewardship Investing Research Specialist
via e-mail at memberinfo@mma-online.org and facsimile at (574) 533-5264

Benedictine Sisters of Mount St. Scholastica
801 S. 8th Street
Atchison, KS 66002
Attention: Rose Marie Stallbaumer, OSB, Treasurer
via e-mail at rosie@mountofb.org and facsimile at (913)360-6190

The Sustainability Group at Loring, Wolcott & Coolidge
230 Congress Street, 12th Floor
Boston, MA 02110
Attention: Wendy S. Holding, Portfolio Manager
via e-mail at wholding@sustainabilitygroup.com and facsimile at (617) 523-6535

Trinity Health
c/o Catherine Rowan, Corporate Responsibility Consultant
766 Brady Ave., Apt. 635
Bronx, NY 10462
Attention: Catherine Rowan
via e-mail at rowan@bestweb.net and facsimile at (718) 504-4787

Exhibit 1

Copy of the Proposal and Relevant Correspondence



GREEN CENTURY FUNDS

November 23, 2009

Mark G. Papa, Chair and CEO
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Papa:

Green Century Equity Fund is co-filing the enclosed shareholder resolution, for inclusion in EOG Resources' proxy statement pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

The Green Century Equity Fund is the beneficial owner of at least $2,000 worth of EOG Resources stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership is attached. While the Green Century Equity Fund is jointly filing this proposal with the Mercy Investment Program, we ask that the proxy statement indicate that the Mercy Investment Program is the lead filer of this resolution.

Valerie Heinonen of the Mercy Investment Program is the lead contact for this resolution. She can be reached at 212-674-2542.

Sincerely,

Kristina Curtis

Kristina Curtis
President
Green Century Funds

GREEN CENTURY CAPITAL MANAGEMENT, INC.
114 STATE STREET, SUITE 200 BOSTON, MA 02109
tel 617-482-0800 *fax* 617-422-0881
www.greencentury.com


PRINTED ON RECYCLED PAPER
WITH SOY-BASED INK

Safer Alternatives for Natural Gas Exploration and Development
EOG Resources, Inc. – 2010

Whereas,
The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Media attention has increased exponentially: A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,
Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.



CATHOLIC HEALTH EAST

SYSTEM OFFICE
3805 West Chester Pike
Suite 100
Newtown Square, PA 19073-2304
www.che.org
(610) 355-2000 (610) 355-2050 fax

November 18, 2009

Mark G. Papa, Chair and CEO
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

RE: Shareholder Proposal for 2010 Annual Meeting

Dear Mr. Papa:

Catholic Health East, one of the largest Catholic health care systems in the U.S. is a long-term, faith-based shareowner of EOG Resources, Inc. Catholic Health East seeks to reflect its Mission and Core Values while looking for social, environmental, governance as well as financial accountability in its investments.

It is known that fracturing operations can have a significant impact on surrounding communities increasing the possibility of toxic spills while impacting the quality of local water and air. In addition there is very little public disclosure of chemicals used in the fracturing process. Catholic Health East believes that good environmental practices are essential for building shareholder value. Therefore, Catholic Health East is co-filing the *Safer Alternatives for Natural Gas Exploration and Development* resolution with the primary filer, Mercy Investment Program represented by Sister Valerie Heinonen, o.s.u.

Catholic Health East is beneficial owner of EOG Resources, Inc. common stock with a market value of at least $2,000 which we have held continuously for at least one year. We will continue to hold the shares at least through the company's annual meeting. The verification letter of our holdings from our custodian, BNY Mellon will follow under separate cover.

This resolution is for consideration and action by the shareholders at the next meeting and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14 a-8 of the general rules and regulations of the Security and Exchange Act of 1934.

Catholic Health East remains open for dialogue regarding this resolution. Thank you for your attention to this matter.

Sincerely,

Sister Kathleen Coll, SSJ

Sister Kathleen Coll, SSJ
Administrator, Shareholder Advocacy

Enclosure

cc: Valerie Heinonen, o.s.u., Mercy Investment Program
Interfaith Center on Corporate Responsibility

Safer Alternatives for Natural Gas Exploration and Development

EOG Resources, Inc. – 2010

Whereas,
The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,
Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.

November 20, 2009

Mark G. Papa, Chair and CEO
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, TX 77002



MMA®

Stewardship Solutions

1110 North Main Street
Post Office Box 483
Goshen, IN 46527

Toll-free: (800) 348-7468
Telephone: (574) 533-9511
www.mma-online.org

Dear Mr. Papa:

On behalf of the MMA Praxis Core Stock Fund, Mennonite Mutual Aid (MMA) intends to co-sponsor the attached proposal submitted to EOG Resources under separate cover by the Mercy Investment Program. MMA Praxis Core Stock Fund is the beneficial owner of 71,800 shares of voting common stock of EOG Resources. We have held more than $2,000 worth of shares for over one year, and will continue to hold sufficient shares in EOG Resources through the date of the annual shareholders' meeting. A copy of our proof of ownership is enclosed.

MMA is the stewardship agency of the Mennonite Church USA with $1.6 billion of socially invested assets under management. We are members of the Interfaith Center on Corporate Responsibility, a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $120 billion. It is on behalf of the MMA family of organizations, our clients and constituents, as well as other faith-based and socially responsible investors that we co-file the enclosed resolution on the issue of hydraulic fracturing.

Valerie Heinonen of the Mercy Investment Program is the lead contact for this resolution. She can be reached at 212-674-2542.

Sincerely,

Chris C. Meyer
Stewardship Investing Research Specialist

Encl.

Cc: Valerie Heinonen, Mercy Investment Program
Mark Regier, MMA

Safer Alternatives for Natural Gas Exploration and Development
EOG Resources, Inc. – 2010

Whereas,
The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,
Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.



Mount St. Scholastica

Benedictine Sisters

November 23, 2009

Mark G. Papa, Chair and CEO
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Papa:

I am writing you on behalf of the Benedictine Sisters of Mount St. Scholastica in support the stockholder resolution on Safer Alternatives for Natural Gas Exploration and Development. In brief, the proposal requests that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Mercy Investment Program for consideration and action by the shareholders at the 2010 Annual Meeting. I hereby submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2010 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 461 shares of EOG Resources stock and intend to hold $2,000 worth through the date of the 2010 Annual Meeting. Verification of ownership will follow from Merrill Lynch.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be: Sr. Valerie Heinonen, O.S.U. - Mercy Investment Program at heinonenv@juno.com or by phone at 212-674-2542.

Respectfully yours,



Rose Marie Stallbaumer, OSB
Treasurer

Enclosure: 2010 Shareholder Resolution

801 S. 8TH STREET | ATCHISON, KS 66002 | 913.360.6200 | FAX 913.360.6190

www.mountosb.org

Safer Alternatives for Natural Gas Exploration and Development
EOG Resources, Inc. – 2010

Whereas,

The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.



THE SUSTAINABILITY
GROUP

November 23, 2009

Mark G. Papa
Chairman of the Board and CEO
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, TX 77002

Dear Mr. Papa:

The Sustainability Group at Loring, Wolcott & Coolidge is co-filing the enclosed shareholder resolution, for inclusion in EOG Resources' proxy statement, pursuant to Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934.

The Sustainability Group owns over $2,000 worth of EOG Resources Inc. stock. We have held the requisite number of shares for over one year, and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership is attached. While the Sustainability Group is jointly filing this proposal with the Mercy Investment Program, we ask that the proxy statement indicate that the Mercy Investment Program is the lead filer of this resolution.

Valerie Heinonen of the Mercy Investment Program is the lead contact for this resolution. She can be reached at (212) 674-2542. If you have any questions related to our participation in this, please call me at (617) 523-6531.

Sincerely yours,

Wendy Holding

Wendy S. Holding
Portfolio Manager

Safer Alternatives for Natural Gas Exploration and Development
EOG Resources, Inc. – 2010

Whereas,
The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,
Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.



Catherine Rowan
Corporate Responsibility Consultant

November 16, 2009

Mark G. Papa, Chair and CEO
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Papa:

Trinity Health, the beneficial owner of over $2000 worth of shares of common stock in EOG Resources, Inc., looks for social and environmental as well as financial accountability in its investments.

Proof of ownership of common stock in EOG resources is enclosed. Trinity Health has held stock in EOG Resources continuously for over one year and intends to retain the requisite number of shares through the date of the Annual Meeting.

Acting on behalf of Trinity Health, I am authorized to notify you of Trinity Health's intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I hereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

This proposal is the same one being filed by the lead filers, Green Century Equity Fund and Mercy Investment Program. The contact for this proposal is Sister Valerie Heinonen of the Mercy Investment Program (212-674-2542). We look forward to a constructive dialogue on this issue.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Consultant, representing Trinity Health

enc.

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

Safer Alternatives for Natural Gas Exploration and Development
EOG Resources, Inc. – 2010

Whereas,
The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,
Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

November 16, 2009

Mark G. Papa, Chair and CEO
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Papa:

On behalf of Mercy Investment Program, I am authorized to submit the following resolution which asks that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing, for inclusion in the 2010 proxy statement under Rule 14 a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As we state in our resolution, we believe the fracturing process increases the potential for reputational damage and vulnerability to litigation. Regulation, at all levels, is weak and uneven. Media, increasingly, is reporting contamination incidents which companies must take seriously in order to protect themselves and their investors. Additionally, the common good requires efforts to reduce environmental hazards.

Mercy Investment Program is the beneficial owner of 35 shares of EOG Resources stock. Verification of ownership follows. We plan to hold the stock at least until the time of the annual meeting and will be present in person or by proxy at that meeting.

Yours truly,



Valerie Heinonen, o.s.u.

Safer Alternatives for Natural Gas Exploration and Development

EOG Resources, Inc. – 2010

Whereas,

The U.S. Energy Information Administration estimates the United States had 238 trillion cubic feet of natural gas reserves in 2007. Onshore "unconventional production" is estimated to increase by 45% between 2007 and 2030. "Unconventional production" requires hydraulic fracturing, which injects a mix of water, chemicals and particles underground to create fractures through which gas can flow for collection. A government-industry study estimates that 60-80% of natural gas wells drilled in the next decade will require hydraulic fracturing.

The Energy Policy Act of 2005 stripped EPA of authority to regulate fracturing under the Safe Drinking Water Act. State regulation is uneven and limited; as of May 2009, 21 of 31 states surveyed where drilling occurs did not have specific regulations addressing fracturing and 17 did not require companies to list fracturing chemicals they use.

There is virtually no public disclosure of chemicals used at fracturing locations. One independent analysis of fluids used in Colorado identified 174 chemicals of which over 70% are associated with skin, eye or sensory organ effects, respiratory effects and gastrointestinal or liver effects. Because of public concern, in September 2009, some natural gas operators and drillers began advocating greater disclosure.

Fracturing operations can have significant impacts on surrounding communities including the potential for increased incidents of toxic spills from waste water ponds, impacts to local water quantity and quality, and degradation of air quality. Government officials in Ohio, Pennsylvania and Colorado have documented methane gas in drinking water, linked to fracturing operations. Methane gas in household drinking water supplies has caused explosions. In Wyoming, the U.S. Environmental Protection Agency recently found chemicals that are known to be used in fracturing in at least three wells adjacent to drilling operations.

Media attention has increased exponentially. A search of the Nexis Mega-News library on November 11, 2009 found 1807 articles mentioning "hydraulic fracturing" and environment in the last two years, a 265 percent increase over the prior three years.

In the proponents' opinion, emerging technologies for tracking "chemical signatures" from drilling activities increase the potential for reputational damage and vulnerability to litigation, and weak and uneven regulatory controls and reported contamination incidents necessitate that, to protect their own long-term financial interests, companies must take measures above and beyond regulatory requirements to reduce environmental hazards.

Therefore be it resolved,

Shareholders request that the Board of Directors prepare a report, within six months of the 2010 annual meeting at reasonable cost and omitting proprietary information, on the environmental impact of EOG Resources' fracturing operations and potential policies for the company to adopt, above and beyond regulatory requirements, to reduce or eliminate hazards to air, water, and soil quality from fracturing.

Supporting Statement

Proponents believe the policies explored by the report should include, among other things, the use of less toxic fracturing fluids, recycling or reuse of waste fluids and other structural or procedural strategies to reduce fracturing hazards.

Mercy Investment Program

Valerie Heinonen, o.s.u., Consultant, Corporate Social Responsibility
205 Avenue C, #10E ~ New York, NY 10009
Telephone and Fax 212-674-2542 ~ E-mail heinonenv@juno.com

December 16, 2009

Michael P. Donaldson, Corporate Secretary
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

Dear Mr. Donaldson:

On behalf of Mercy Investment Program, I filed the resolution related to the environmental impact of EOG Resources' fracturing operations for inclusion in the 2010 proxy statement.

With this letter, I withdraw that resolution. The custodian for our accounts informed me that we have not held the stock continuously for the past year—it was out of the account for approximately one and a half weeks.

Thank you for your attention. I apologize for the delay in informing you. Should you wish to speak with the filers, Larissa Ruoff, Director of Shareholder Advocacy at Green Century Capital Management, has agreed to be the contact. lruoff@greencentury.com 617-482-0800

Yours truly,



Valerie Heinonen, o.s.u.